EXHIBIT 21.1

EARLE M. JORGENSEN COMPANY

LISTING OF THE COMPANY’S SUBSIDIARIES

Name	Nature of Business	Date Acquired or Created	% Owned	State/Country of Incorporation
Earle M Jorgensen (Canada) Inc.	Metal Distributor	11/13/90	100%	Canada
Stainless Insurance Ltd.	Captive Insurance	03/20/96	100%	Bermuda
EMJ Metals LLC	Merger Subsidiary	12/12/03	100%	Delaware